Exhibit 99.1

FEMSA publishes Prospectus on public tender offer for Valora shares

Monterrey, Mexico / Muttenz, Switzerland, July 26, 2022 – Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; BMV: FEMSAUBD.MX; FEMSAUB.MX; NYSE: FMX) today published the Offer Prospectus for a public tender offer (“Offer”) by FEMSA’s wholly owned subsidiary Impulsora de Marcas e Intangibles, S.A. de C.V. to acquire all publicly held shares of Valora Holding AG (“Valora”; SIX: VALN) at a price of CHF 260.00 net in cash per share as pre-announced on July 5, 2022. The Offer Prospectus is available on https://femsa.gcs-web.com/valora-transaction.

The main offer period is expected to commence on August 11, 2022, following the completion of a cooling-off period of ten trading days required under Swiss takeover law, and is scheduled to expire at 10:00 a.m. Eastern Standard Time (04:00 p.m. Central European Summer Time) on September 9, 2022. After this period (and subject to possible extensions) and if the minimum acceptance threshold of the valid tender of two-thirds of all Valora shares on a fully diluted basis is reached or waived, there will be an additional acceptance period of ten trading days, during which shareholders can subsequently tender their Valora shares into the Offer. The Offer is subject to other customary offer conditions, including regulatory approvals. A detailed indicative timetable is set forth in the Offer Prospectus.

Based on the concurring strategy regarding the development of the European markets, the shared corporate values and based on an independent Fairness Opinion issued by IFBC, the Valora Board of Directors unanimously recommended that shareholders accept the Offer. The report of the Board of Directors containing the recommendation and the reasoning is contained in the Offer Prospectus.

Valora’s largest individual shareholder owning a stake of approximately 17% signed a tender undertaking, in which he agreed to tender all of his Valora shares into the Offer.

FEMSA contact:
Juan Fonseca	Phone:	+52 81 83 28 6229
Investor Relations Director	E-mail:	investor@femsa.com

Mauricio Reyes	Phone:	+52 81 83 28 6000
Corporate Communications Director	E-mail:	comunicacion@femsa.com

Valora contact:
Christina Wahlstrand	Phone:	+41 61 467 24 53
Head of Corporate Communications & Branding	E-mail:	media@valora.com

Annette Carrer-Martin	Phone:	+41 61 467 21 23
Head of Investor Relations	E-mail:	ir@valora.com

Proxy Advisor contact:
Morrow Sodali	Phone:	+44 20 31 48 97 80
Information Agent	E-mail:	valora-offer@investor.morrowsodali.com
Hotline for private shareholders	Phone:	+41 43 55 07 252

About FEMSA

FEMSA is a sociedad anónima bursátil de capital variable organized and existing under the laws of Mexico, whose shares are publicly listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the New York Stock Exchange. FEMSA owns a diversified portfolio of companies, having direct operations in 13 countries. FEMSA operates the largest convenience store chain in Mexico and Latin America (OXXO), with more than 20,000 units, as well as more than 3,600 pharmacies in four Latin American countries (Cruz Verde, Yza and others). FEMSA also owns the largest franchise bottler of Coca-Cola products in the world in terms of sales volume (Coca-Cola FEMSA), and is the second largest shareholder of the Heineken group (with an economic interest of 14.76%). The FEMSA Group also owns a variety of smaller companies involved in several adjacent activities to those of its main businesses, including logistics and distribution, point-of-sale (POS) refrigeration, distribution of products used by foodservice providers, and plastics solutions. FEMSA has more than 320,000 employees and reported revenues of more than USD 27 billion in 2021.

More information is available at www.femsa.com.

About Valora

Each and every day, around 15,000 employees in the Valora network work to brighten up their customers’ journey with a comprehensive foodvenience offering – nearby, quick, convenient and fresh. The around 2,700 small-scale points of sale of Valora are located at highly frequented locations in Switzerland, Germany, Austria, Luxembourg and the Netherlands. The company includes, among others, k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and the popular own brand ok.– as well as a continuously growing range of digital services. Valora is also one of the world’s leading producers of pretzels and benefits from a well-integrated value chain in the area of baked goods. In 2021, Valora generated annual external sales of CHF 2.2 billion. The Group’s registered office is in Muttenz, Switzerland. The registered shares of Valora Holding AG (VALN) are traded on SIX Swiss Exchange AG.

More information is available at www.valora.com.

Forward-Looking Statements

This announcement contains statements that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "should" or similar terminology. These forward-looking statements include or describe matters that are not historical facts or which may not otherwise be provable by reference to past events. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and/or depend on circumstances that may or may not occur in the future.

Legal Disclaimers

Important Additional Information

This release is for informational purposes only and does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any registered shares or other equity securities in Valora Holding AG, nor shall it form the basis of, or be relied on in connection with, any contract therefor. This release is not part of the offer documentation relating to the tender offer. Terms and conditions of the tender offer have been published in today's offer prospectus regarding the tender offer. Shareholders of Valora Holding AG are urged to read the tender offer documents, including the offer prospectus, which are or will be available at https://femsa.gcs-web.com/valora-transaction.

Certain Offer Restrictions

The Offer is not being made and will not be made, directly or indirectly, in any country or jurisdiction in which the Offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require FEMSA or any of its direct or indirect subsidiaries, including Impulsora de Marcas e Intangibles, S.A. de C.V. (the "Offeror") (each direct or indirect subsidiary of FEMSA or of Valora, as the case may be, hereinafter a "Subsidiary", and FEMSA together with its Subsidiaries), to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such document relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

According to Swiss law, Valora shares tendered into the Offer may not be withdrawn after they are tendered except under certain circumstances, in particular in case a competing offer for the Valora shares is launched.

The tender offer is subject to the requirements of Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), including amendments to the terms and conditions of the tender offer, extensions of the tender offer, purchases outside of the tender offer and minimum offer period, and is otherwise being made in accordance with the requirements of Swiss law. Accordingly, the tender offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, settlement procedures and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the tender offer; (b) passed upon the merits or fairness of the tender offer; or (c) passed upon the adequacy or accuracy of the disclosure in the offer prospectus. Any representation to the contrary is a criminal offence in the U.S.

The communication is not being made by, and has not been approved by, an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000.

The tender offer is not addressed to shareholders of Valora whose place of residence, seat or habitual abode is in Australia, Canada or Japan, and such shareholders may not accept the tender offer.

Reference is made to the offer prospectus of the tender offer published today for full offer restrictions.